Exhibit 12.1

Live Nation Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
(in thousands, except ratio)

Loss before income taxes, equity in (earnings) losses of nonconsolidated affiliated, and cumulative effect of a change in accounting principle	$(116,529)	$(358,577)	$(45,844)	$(29,956)	$(60,717)
Dividends and other received from nonconsolidated affiliates	—	—	—	—	—

Total earnings	(116,529)	(358,577)	(45,844)	(29,956)	(60,717)
Fixed charges:
Interest expense	66,365	70,104	64,297	36,790	51,881
Amortization of loan fees	*	*	*	*	*
Interest portion of rentals	35,583	35,048	31,393	22,926	19,254

Total fixed charges	101,948	105,152	95,690	59,716	71,135
Preferred stock dividends	—	—	—	—	—

Total fixed charges and preferred stock dividends	101,948	105,152	95,690	59,716	71,135
Total earnings available for payment of fixed charges	$(14,581)	$(253,425)	$49,846	$29,760	$10,418

Ratio of earnings to fixed charges	(0.14)	(2.41)	0.52	0.50	0.15

Rental fees and charges	101,666	100,136	89,694	65,503	55,012
Interest rate	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in interest expense.